Exhibit 99.1

Li-Cycle Completes Redemption of All Outstanding Warrants

TORONTO, Ontario (February 2, 2022) – Li-Cycle Holdings Corp. (NYSE: LICY) (“Li-Cycle” or the “Company”), an industry leader in lithium-ion battery resource recovery and the leading lithium-ion battery recycler in North America, today announced the completion of the redemption of its outstanding warrants (the “Warrants”) to purchase common shares of the Company (the “Common Shares”) that remained outstanding at 5:00 p.m. New York City time on January 26, 2022 (the “Redemption Date”).

On December 27, 2021, the Company announced that it would redeem all of the Warrants outstanding on the Redemption Date, for a redemption price of $0.10 per Warrant, provided that Warrant holders could elect to: (1) exercise their Warrants for cash, at an exercise price of $11.50 per Common Share, or (2) surrender their Warrants on a “cashless basis” (a “Make Whole Exercise”) for a number of Common Shares determined in accordance with the terms of the Warrant agreement. On January 11, 2022, the Company announced that holders who surrendered their Warrants on a Make-Whole Exercise would receive 0.253 Common Shares per Warrant.

Out of 22,999,994 Warrants issued, 9,678 Warrants were exercised at an exercise price of $11.50 per Common Share and 22,540,651 Warrants or approximately 98.0% were exercised on a cashless basis, resulting in the issuance of an aggregate of 5,712,322 Common Shares. The remaining 449,665 Warrants remained unexercised on the Redemption Date and were redeemed by the Company for cash.

Accordingly, as of January 31, 2022, the Company’s share capital consisted of 168,891,877 issued and outstanding Common Shares and no Warrants.

The Warrants have ceased trading on the New York Stock Exchange. The Common Shares continue to trade on the New York Stock Exchange under the symbol LICY.

About Li-Cycle Holdings Corp.

Li-Cycle (NYSE: LICY) is on a mission to leverage its innovative Spoke & Hub Technologies™ to provide a customer-centric, end-of-life solution for lithium-ion batteries, while creating a secondary supply of critical battery materials. Lithium-ion rechargeable batteries are increasingly powering our world in automotive, energy storage, consumer electronics, and other industrial and household applications. The world needs improved technology and supply chain innovations to better manage battery manufacturing waste and end-of-life batteries and to meet the rapidly growing demand for critical and scarce battery-grade raw materials through a closed-loop solution. For more information, visit https://li-cycle.com/.

CONTACTS

Investor Relations

Nahla A. Azmy

investors@li-cycle.com

Press

Sarah Miller

media@li-cycle.com

Forward-Looking Statements

Certain statements contained in this communication may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1993, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “will”, “expect”, “plan”, “potential”, “future”, “continuing” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements may include, for example, statements about the future financial performance of Li-Cycle. These statements are based on various assumptions, whether or not identified in this communication, which Li-Cycle believes are reasonable in the circumstances. There can be no assurance that such estimates or assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and are not guarantees of future performance. These and other risks and uncertainties related to Li-Cycle’s business are described in greater detail in the section entitled “Risk Factors” in its Annual Report on Form 20-F dated January 31, 2022 filed with the U.S. Securities and Exchange Commission and with the Ontario Securities Commission, and in other filings made by Li-Cycle with securities regulatory authorities. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement.

In addition, forward-looking statements contained in this communication reflect Li-Cycle’s expectations, plans or forecasts of future events and views as of the date of this communication. Li-Cycle anticipates that subsequent events and developments could cause Li-Cycle’s assessments, expectations, plans and forecasts to change. While Li-Cycle may elect to update these forward-looking statements at some point in the future, Li-Cycle has no intention and undertakes no obligation to do so, except as required by applicable laws. These forward-looking statements should not be relied upon as representing Li-Cycle’s assessments as of any date subsequent to the date of this communication. Li-Cycle’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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